UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

At The Market Offering Agreement

On July 6, 2026, FST Corp. (the “Company”) entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC, as sales agent (the “Manager”), pursuant to which the Company may offer and sell, from time to time through or to the Manager, ordinary shares of the Company, par value $0.0001 per share (the “Shares”), having an aggregate offering price of up to $10,400,000. Sales of the Shares, if any, will be made in transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the Nasdaq Global Market, on any other existing trading market for the Company's ordinary shares, or to or through a market maker, or as otherwise agreed with the Manager, including in negotiated transactions with the Manager's prior consent.

Under the Sales Agreement, the Manager is entitled to compensation of up to 3.0% of the gross sales price of any Shares sold through it as sales agent. The Company is not obligated to sell any Shares under the Sales Agreement, and no assurance can be given that the Company will sell any Shares under the Sales Agreement, or, if it does, as to the price or amount of Shares that it sells or the timing of any such sales.

The Shares will be offered and sold pursuant to the Company's shelf registration statement on Form F-3 (File No. 333-296326), previously filed with and declared effective by the U.S. Securities and Exchange Commission (the “Commission”), and a prospectus supplement relating to the offering filed with the Commission on July 6, 2026.

The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Corrected Prospectus Supplement

On July 2, 2026, the Company filed with the Commission a prospectus supplement (the “Original Prospectus Supplement”), filed pursuant to Rule 424(b)(5) under the Securities Act, relating to the offer and sale from time to time of the Company’s ordinary shares, par value $0.0001 per share, pursuant to the Sales Agreement. The Original Prospectus Supplement relates to the Company’s registration statement on Form F-3 (Registration No. 333-296326) and the accompanying base prospectus, dated May 28, 2026 (the “Base Prospectus”).

The Company determined that the Original Prospectus Supplement was inadvertently filed and accordingly, on July 6, 2026, the Company filed with the SEC, pursuant to Rule 424(b)(5) under the Securities Act, an amended prospectus supplement (the “Amended Prospectus Supplement”) that amends and supersedes the Original Prospectus Supplement in its entirety.

This report on Form 6-K is filed for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
5.1	Opinion of Ogier
10.1	At The Market Offering Agreement, dated July 6, 2026, between the Company and H.C. Wainwright & Co., LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: July 7, 2026	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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